CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                               December 21, 2018


VIA EDGAR CORRESPONDENCE
------------------------

Frank A. Buda
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


      Re:       First Trust Exchange-Traded Fund IV (the "Trust")
                         File Nos. 333-174332; 811-22559
             ------------------------------------------------------

Dear Mr. Buda:

      This letter responds to your comments, originally provided by telephone on July 16, 2018 and reissued on November 16, 2018, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund IV (the "Trust") with the Securities and Exchange Commission (the "Commission") on October 19, 2018 (the "Registration Statement"). The Registration Statement was originally filed with the Commission on June 12, 2018, subsequently withdrawn and refiled in exactly the same form with the Commission on October 19, 2018. The Registration Statement relates to the First Trust Long Duration Opportunities ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 - GENERAL

      Please disclose in correspondence whether the Fund qualifies under the generic listing standards or whether the Fund is seeking a 19b-4 order.

RESPONSE TO COMMENT 1

      The Fund intends to comply with the generic listing standards.


COMMENT 2 - FEE TABLE

      Please provide a completed fee table and expense example for the Fund at least five days prior to effectiveness of the Registration Statement.

RESPONSE TO COMMENT 2

      Pursuant to the Commission's request, the Fund has provided a completed fee table and expense example at least five days prior to effectiveness of the Registration Statement.


COMMENT 3 - FEE TABLE

      In a footnote to the fee table, please disclose that both "Other Expenses" and "Acquired Fund Fees and Expenses" are based on estimates for the current fiscal year.

RESPONSE TO COMMENT 3

      Pursuant to the Commission's request, the following footnote has been added to the fee table:

            "Other Expenses" and "Acquired Fund Fees and Expenses" are estimates based on the expenses the Fund expects to incur for the current fiscal year.


COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      The Fund's name includes the term "[l]ong [d]uration." Please disclose the Fund's basis for determining that eight or more years qualifies as long duration. Additionally, specifically indicate the measure of duration used by the Fund (minimum effective, weighted average, etc.). Please ensure that the indicated measure is consistently utilized throughout the disclosure.

RESPONSE TO COMMENT 4

      The Fund believes that eight or more years qualifies as a reasonable definition of "long duration" based on industry standards and other peer funds in the long duration market. The disclosure states that the investment advisor seeks to manage the Fund's portfolio to have a "weighted average effective duration" of eight or more years. The prospectus has otherwise been revised in accordance with this comment.


COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      Please revise the fifth paragraph of the section entitled "Principal Investment Strategies" to include an example of duration.

RESPONSE TO COMMENT 5

      Pursuant to the Commission's request, the following is added as the fourth sentence of the fifth paragraph of the section entitled "Principal Investment Strategies":

            For example, the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates.


COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      Please identify the types of mortgage- and asset-backed securities in which the Fund will principally invest. Please also include tailored risk disclosures for mortgage-backed securities and asset-backed securities.

      Additionally, in correspondence, please disclose the amount (as a percentage) of the Fund's assets that the Fund will invest in non-agency mortgage-backed securities. Please also disclose the percentage of such investments that will be made in investment grade and non-investment grade securities.

RESPONSE TO COMMENT 6

      The Fund intends to invest in mortgage-backed securities as disclosed in the Fund's principal investment strategies, and in any type of asset-back securities, including, but not limited to, auto loans, student loans and credit card loans. The Fund does not expect such asset-backed securities to constitute a significant percentage of the Fund's assets.

      With respect to investment in non-agency mortgage-backed securities, the Fund intends to comply with the generic listing standards and therefore, in no event will such assets (in the aggregate with other asset-backed securities) exceed 20% of the Fund's assets. The Fund may invest in both investment grade and non-investment grade non-agency mortgage-backed securities.

      The prospectus has otherwise been revised in accordance with this comment.


COMMENT 7 - PRINCIPAL RISKS

      Please confirm whether costs associated with short sales are reflected in "Other Examples" in the fee table.

RESPONSE TO COMMENT 7

      The Fund does not expect to bear any additional costs or expenses with respect to short sale transactions.


COMMENT 8 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVES AND STRATEGIES

      The information required by Item 4 of Form N-1A is intended to be a summary of the more fulsome disclosure required by Item 9. Please revise according to the disclosure regime adopted by the Commission.

RESPONSE TO COMMENT 8

      Pursuant to the Commission's request, the risk disclosures in Item 9 have been revised accordingly.

      Otherwise, the Fund respectfully declines to revise the disclosure. The Fund's principal investment strategy is disclosed in Item 4. To the extent there is additional detail about the Fund's principal investment strategy that is not summarized in Item 4, but which is responsive to Item 9, the Fund has disclosed such detail in the Item 9 disclosure. In accordance with General Instruction C.3(a) of Form N-1A, which states that "information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus," the Fund respectfully declines to revise the Item 9 disclosure to repeat the Fund's principal investment strategy as requested.


COMMENT 9 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVES AND STRATEGIES

      Please revise the disclosure set forth in "Principal Investments" to explain how the Advisor decides which securities to buy or sell.

RESPONSE TO COMMENT 9

      The Fund respectfully declines to revise the disclosure. A description of how the Advisor evaluates securities for purchase and sale is contained in Item
4. See Response to Comment 8.


COMMENT 10 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVES AND STRATEGIES

      Please revise the disclosure to ensure that all risks disclosed in Item 4 are also disclosed in the Item 9 risk disclosure.

RESPONSE TO COMMENT 10

      Pursuant to the Commission's request, the Fund has revised the Registration Statement so that all risks disclosed in Item 4 are also disclosed
Item 9. See Response to Comment 8.


COMMENT 11 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVES AND STRATEGIES

      Please revise the penultimate sentence of "Borrowing and Leverage Risk" to clarify that the Fund will be required to maintain 300% asset coverage at all times.

RESPONSE TO COMMENT 11

      Pursuant to the Commission's request, "Borrowing and Leverage Risk" has been revised as follows:

            BORROWING AND LEVERAGE RISK. If the Fund borrows money, it must pay interest and other fees, which may reduce the Fund's returns. Any such borrowings are intended to be temporary. However, under certain market conditions, including periods of low demand or decreased liquidity, such borrowings might be outstanding for longer periods of time. As prescribed by the 1940 Act, the Fund will be required to maintain specified asset coverage of at least 300% with respect to any bank borrowing immediately following such borrowing and at all times thereafter. The Fund may be required to dispose of assets on unfavorable terms if market fluctuations or other factors reduce the Fund's asset coverage to less than the prescribed amount.


COMMENT 12 - HOW TO BUY AND SELL SHARES

      Please revise the disclosure to specify what the IOPV calculation includes and does not include. For example, does the IOPV include operating fees and other accruals?

RESPONSE TO COMMENT 12

      Pursuant to the Commission's request, the second sentence of the second paragraph of the section entitled "How to Buy and Sell Shares - Share Trading Prices" has been revised as set forth below:

            The IOPV is based on the current market value of the securities or other assets and/or cash required to be deposited in exchange for a Creation Unit and any expenses of the Fund.


COMMENT 13 - FEDERAL TAX MATTERS

      The sub-section entitled "Treatment of Fund Expenses" contains the following disclosure:

            Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you. IN SOME CASES, HOWEVER, YOU MAY BE REQUIRED TO TREAT YOUR PORTION OF THESE FUND EXPENSES AS INCOME. (emphasis added)

      Please confirm whether this disclosure is accurate for an exchange-traded fund, if not, please remove.

RESPONSE TO COMMENT 13

      Pursuant to the Commission's request, the disclosure has been removed.


COMMENT 14 - STATEMENT OF ADDITIONAL INFORMATION

      The sub-section entitled "Lending of Portfolio Securities" contains the following disclosure:

            In these loan arrangements, the Fund will receive collateral in the form of cash, U.S. government securities OR OTHER HIGH-GRADE DEBT OBLIGATIONS ... (emphasis added)

      Please delete the referenced language. Commission guidance permits the use of cash, U.S. government securities and bank letters of credit for collateral.

RESPONSE TO COMMENT 14

      The reference to "other high-grade debt obligations" is intended to pick up other permitted collateral, including bank letters of credit, which have been viewed as acceptable by the Staff. See, for instance, Adams Express Co., SEC No-Act. (pub. avail. Oct. 9, 1974).


COMMENT 15 - STATEMENT OF ADDITIONAL INFORMATION

      The disclosure relating to the Fund's IPV calculator is bracketed. Please confirm whether this disclosure will be unbracketed or deleted.

RESPONSE TO COMMENT 15

      Pursuant to the Commission's request, the Fund confirms that the brackets will be deleted.


COMMENT 16 - EXHIBITS

      Please file the participation agreement utilized by the Fund as an exhibit to the Registration Statement.

RESPONSE TO COMMENT 16


      As a courtesy to the Commission, the Trust has previously filed a "Form Of" Authorized Participant Agreement that the Fund has incorporated by reference. It respectfully declines to file any additional Authorized Participant Agreements as neither the Fund nor the Trust are a party to such agreements. Additionally, Item 28(h) of Form N-1A requires material contracts not made in the ordinary course of business to be filed. Given that such agreements are made in the ordinary course of business, Form N-1A does not require them to be filed.

                                    ********

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.



                                                Sincerely yours,

                                                CHAPMAN AND CUTLER LLP

                                                By: /s/ Morrison C. Warren
                                                    ---------------------------
                                                        Morrison C. Warren